Exhibit 99.1

Noah Education Holdings Ltd. Announces Shareholders’ Approval of Merger Agreement

Shenzhen, China, July 25, 2014 — Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced that at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced agreement and plan of merger dated April 2, 2014, which was amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of June 9, 2014 (as amended, the “Merger Agreement”), among the Company, Rainbow Education Holding Limited and Rainbow Education Merger Sub Holding Limited (“Merger Sub”) and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below). Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation.

Of the Company’s ordinary shares entitled to vote at the extraordinary general meeting, approximately 81.6% of such ordinary shares were voted in person or by proxy at today’s meeting. The proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, received approval from holders of approximately 98.3% of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the various other parties to the Merger Agreement to satisfy all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in (i) the unaffiliated shareholders receiving US$2.85 per ordinary share and the unaffiliated holders of American depositary shares of the Company (the “ADSs”), each representing one ordinary share, receiving US$2.85 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, (ii) the Company becoming a privately-held company, and (iii) the ADSs no longer being listed on the New York Stock Exchange.

About Noah Education Holdings Ltd.

Noah Education Holdings Ltd. (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com